Exhibit 4.19

LETTER OF INTENT – OPTION AGREEMENT

In Copiapó, June 23rd of 2010, appears Mr. Nelson Onofre Roa Barahona, national personal identification document Nº 7.501.315 -9, Mr. Eric Leopoldo Roa Barahona, national personal identification document Nº 9.592.648 - 7, Mr. Gabriel Emilio Roa Barahona, national personal identification document 7.150.733 -5 and Mrs. Rosa del Carmen Roa Barahona, national personal identification document Nº 9.367.996 -2, who appears individually and in representation of the mining legal society which will be created regarding the mining property referred in this document, all domiciled in Parcela 7, Nantoco, Tierra Amarilla municipality (hereinafter all referred as to the “Seller”), in one hand; and in the other, Río Condor Resources S.A., represented by Francisco Schubert Seiffert, national personal identification document Nº 6.095.824 -6 and Mr. Marcelo Antonino Olivares Cabrera, national personal identification document Nº 10.703.661 -K, all domiciled in Santiago City, Camino del Sol street Nº 3895-7, Lo Barnechea municipality (hereinafter all referred as to the “Buyer”), who have agreed the following Letter of Intent:

This letter of intent defines the general terms agreed between the parties for the signature of the option agreement in accord with the article 169 of the Miner Code’s rules, for the acquisition of the following mining property.

TRILLADOR 1 al 14, registered at sheets 1.040 vta, Nº 167, of the Registry of Property year 1994 of the Mining Conservator of Copiapó, including its demasías and other mining concessions, in process or constituted, that covers total or partially the domain of the Seller or other persons related to her.

This mining claim is located approximately at 60 km. south east of the city of Copiapó and whose characteristics will be totally defined in the final agreement.

Once the letter of intent is signed, the Buyer has 30 business days to study the titles and preference with third party. Once this has been concluded, and being accepted, he promises to sign the final agreement at latest seven days after the mentioned final check.

Payments.

1. Together with the signature of the agreement a payment of US$ 50.000 is made.

2. 12 months after the signing of the agreement a payment of US$ 50.000 is made.

3. 24 months after the signing of the agreement a payment of US$ 60.000 is made.

4. 36 months after the signature of the agreement a payment of US$ 250.000 is made

5. 48 months after the signing of the agreement a payment of US$ 1.090.000 is made.

Once all the payments have been made, the Buyer shall be the owner of 100% of the property. The total payments are understood when completing US$ 1.500.000. -., that is and will be the unique price of the sales contract. This amount of money will be distributed in the following percent to the persons in each case indicated: Nelson Onofre Roa Barahona: 40%; Eric Leopoldo Roa Barahona: 20%; Gabriel Emilio Roa Barahona: 20%; and Rosa del Carmen Roa Barahona: 20%.

The Buyer has the right to withdraw from the agreement at any moment and in such case will have no future obligation of any kind with the Seller and all the payments which have been made at that date will remain in the hands of the Seller, without the obligation to return them as indemnification for the damages that may have been caused to it because of having been linked to such agreement.

In case of advanced termination of the agreement, the Buyer will deliver to the Vendor all the documents and antecedents of studies that they have made.

During the effectiveness of the contract the Vendor is entitled to continue exploiting the mine at the rate of 2.000 tons per month until the date of the last payment by the Buyer of the Option Agreement, exploitation that will be made in coordination with the Buyer. In any case, the Buyer will guarantee to the Seller the right to exploit during two years, starting in the date of the Agreement Option, even when the Buyer makes the option mentioned before that date.

The Buyer is entitled to transfer this contract to a third party at the moment it deems it convenient. In such case the new buyer must assume all the obligations of this agreement with the original Seller.

The Seller is obligated exclusively with the Buyer in respect to the mining concession claims, not being able to offer them to a third party meanwhile the present Letter of Intent is in force and effect. If he does or makes an agreement for them, the Seller may sue them for compensation for damages in accord with the law.

Encumbrances

Mortgage: The Seller states that at this date the mining concession claims, which are matter of this Letter of Intent, are subjected a mortgage of first grade on behalf of ENAMI, registered at sheet 70 Nº 29 of the Registry of Mortgages and Encumbrances year 2008 of the Mining Register of Copiapó.

Prohibition: The Seller as well declares that at this date the mining concession claims which are matter of this Letter of Intent, are subjected of a prohibition to transfer, encumbrance and celebrate acts and contracts on behalf of ENAMI, registered on sheet 24 Nº 16 of the Registry of Prohibitions and Interdictions year 2008 of the Mining Register of Copiapó.

The Seller is obligated to make all the necessary performances to make appear ENAMI accepting all the mentioned conditions, being an essential condition for the signature of the Option Agreement.

This Letter of Intent is the final and only agreement for the mining concession claims which are subject matter of the promised Option Agreement.

This Letter of Intent is signed and authorized in two identical copies, each one in power of each party.

The legal capacity of Mr. Francisco Schubert Seiffert and Mr. Marcelo Antonino Olivares Cabrera as representatives of Río Cóndor Resources is stated in public deed dated December 15th of 2009 issued in Notary of Santiago of Mrs. Antonieta Mendoza Escalas, which is not attached for being known by the parties and the authorizing Notary.

Nelson Onofre Rosa Barahona	There is a signature and a fingerprint
I.C. 7.501.315-9
Seller

Eric Leopoldo Roa Barahona	There is a signature and a fingerprint
I.C. 19.592.648-7
Seller

Gabriel Emilio Roa Barahona	There is a signature and a fingerprint
IC. 7.150.733-5
Seller

Rosa del Carmen Roa Barahona	There is a signature and a fingerprint
IC. 9.367.996-2
Seller

Francisco Schubert Seiffert	There is a signature and a fingerprint
IC 6.095.824-6
pp. Río Condor Resources S.A.
Buyer

Marcelo Antonino Olivares Cabrera	There is a signature and a fingerprint
I.C. 10.703.661-K
pp. Río Condor Resources S.A.
Buyer